(12) **United States Patent**

Hurley

(10) Patent No.: **US 7,407,602 B2**

(45) **Date of Patent:** Aug. 5, 2008

(54) **AIR POLLUTION CONTROL**

(75) Inventor: **Peter J. Hurley**, West Yorkshire (GB)

(73) Assignee: **Solucorp Industries, Ltd**, West Nyack, NY (US)

(*) Notice: Subject to any disclaimer, the term of this patent is extended or adjusted under 35 U.S.C. 154(b) by 329 days.

(21) Appl. No.: **11/118,107**

(22) Filed: **Apr. 29, 2005**

(65) **Prior Publication Data**

US 2005/0244319 A1   Nov. 3, 2005

Related U.S. Application Data

(60) Provisional application No. 60/646,263, filed on Jan. 24, 2005, provisional application No. 60/566,272, filed on Apr. 29, 2004.

(51) **Int. Cl.**
C09K 3/00   (2006.01)
(52) **U.S. Cl.** 252/182.11; 423/210
(58) **Field of Classification Search** 423/210; 252/182.11

See application file for complete search history.

(56) **References Cited**

U.S. PATENT DOCUMENTS

4,889,698 A		12/1989	Moller et al.
5,419,834 A	*	5/1995	Straten 210/198.1
5,672,323 A		9/1997	Bhat et al.
5,989,497 A	*	11/1999	Labonte, Jr. 422/5
6,214,304 B1		4/2001	Rosenthal et al.
6,375,909 B1		4/2002	Dangtran et al.
6,444,183 B1	*	9/2002	Mottot et al. 423/210
6,447,740 B1		9/2002	Caldwell et al.
6,521,021 B1		2/2003	Pennline et al.
6,699,440 B1		3/2004	Vermeulen
6,719,828 B1		4/2004	Lovell et al.

FOREIGN PATENT DOCUMENTS

DE   196 49 927 C1   1/1998

OTHER PUBLICATIONS

Licata et al; Technical Publication, Multi-Pollutant Emissions Control & Strategies, "Coal-Fired Power Plant Mercury Control by Injecting Sodium Tetrasulfide"; © Babcock Power Environmental Inc. 2003, 11 Sheets.

* cited by examiner

Primary Examiner—Timothy C Vanoy
(74) *Attorney, Agent, or Firm*—Christie, Parker & Hale LLP

(57)   **ABSTRACT**

In a method of controlling air pollution, a combustion gas is passed through a slurry of an alkaline-earth metal sulfide and a redox buffer (e.g., a phosphate), preferably in combination with an alkaline-earth metal carbonate and/or hydroxide. A composition for removing a heavy metal from a combustion gas is also provided, as an aerosolized, aqueous dispersion or slurry of an alkaline-earth metal sulfide and a buffering agent. A solid residue of the air pollution control process is also described.

3 Claims, 2 Drawing Sheets

FLOW DIAGRAM



AIR POLLUTION CONTROL

CROSS-REFERENCE TO RELATED APPLICATIONS

This application is based on and claims priority of U.S. Provisional Application Nos. 60/566,272 (filed Apr. 29, 2004) and 60/646,263 (filed Jan. 24, 2005). The disclosures of both applications are incorporated by reference as if set forth herein in their entirety.

FIELD OF THE INVENTION

The present invention is directed generally to air pollution control technology, and in particular to technology for reducing mercury and other pollutants from combustion gases.

BACKGROUND OF THE INVENTION

Combustion gases from incinerators, power plants, and coal-fired furnaces typically contain oxides of sulfur (SO_x), oxides of nitrogen (NO_x), and volatile heavy metals such as mercury. Typical mercury concentrations in coal are 0.05 to 0.25 mg/Kg. On combustion, the mercury is volatilized and carried in the combustion exhaust gases.

Mercury poses a serious problem for human beings and the environment. MSNBC.com recently reported that the Southeast United States alone could save up to $2 billion a year by reducing mercury pollution. Coal-burning electric power plants are the single biggest source of mercury emissions, accounting for 40 percent of the total. Coal-fired burners account for another 10 percent.

Prior efforts to control SO_x, NO_x, and mercury emissions have included the use of dispersions of calcium carbonate and active carbon as an injected spray administered to exhaust gases, and/or the passing of exhaust gases through a scrubbing tower to neutralize the SO_x and NO_x emissions and sorb the volatile mercury. Following the scrubbing procedure, solids carried in the exhaust can then be recovered by electrostatic precipitators prior to discharge of the gases to the atmosphere. A combination of scrubbing and electrostatic precipitators used to condense gas-bound dusts can typically remove 50-85% of the gas-borne mercury.

Other efforts to control mercury emissions have employed alkali metal sulfides, e.g. sodium polysulfide solution, and in particular sodium tetrasulfide solution. See, e.g., U.S. Pat. No. 6,214,304, and Babcock Power Environmental Inc. Technical Publication, "Multi-Pollutant Emissions Control & Strategies, Coal-Fired Power Plant Mercury Control by Injecting Sodium Tetrasulfide"; Licata A, Beittel R, Ake T, ICAC Forum, Nashville, Tenn. Oct. 14-15, 2003. Mercury is converted to mercury sulfide, and the mercury sulfide is precipitated out via a dust separator. The process requires the alkali metal sulfide solution to be introduced into the flue gas accompanied by the simultaneous addition of heat. The process can be used in conjunction with the addition of oxidizing agents, e.g. chlorine-containing compounds, to the burning coal or coke, such that elemental mercury is converted into its oxidized form, enabling the reagent to react with it more readily. This process is disadvantageous in that it is temperature-critical and the use of oxidizing agents in coal feedstocks may increase corrosion within the system. Additionally, the process residues containing precipitated mercury sulfide, in its black or beta-crystalline form, can be readily oxidized, as mercury sulfide is not stabilized to pH- or redox-induced reactions, thereby rendering the mercury sulfide precipitate

vulnerable to re-oxidation and resolubilization in water, with the potential for increased bioavailability.

SUMMARY OF THE INVENTION

The present invention addresses the problem of mercury—and indeed, other heavy metals—in combustion gases by providing an improved process for removing such pollutants, using readily obtainable reagents, techniques, and apparatuses, and which can be used with or in conventional combustion gas scrubbers, for example, flue gas desulfurization (FGD) scrubbers. According to a first aspect of the invention, a combustion gas is allowed to contact a mixture of an alkaline-earth metal sulfide and a buffering agent, preferably a one selected from the group consisting of phosphoric acid, salts of phosphoric acid, alkaline-earth metal-based pH buffers, and mixtures thereof. Advantageously, in one embodiment of the invention the buffering agent comprises both an alkaline-earth metal pH buffer (e.g., calcium carbonate) and a redox buffer (e.g., triple super phosphate) capable of stabilizing a mercury sulfide precipitate. The mixture of reagents can be formed as an aqueous dispersion or slurry and introduced as an aerosol into the combustion gas stream, preferably downstream of a particulate removal device, such as a fabric filter or electrostatic precipitator (ESP).

In a second aspect of the invention, a composition for removing mercury or other heavy metal(s) from a combustion gas is provided and comprises an aerosolized, aqueous dispersion or slurry of an alkaline-earth metal sulfide and a buffering agent, for example, an aerosolized, 20-50% w/w solids dispersion of an alkaline-earth metal sulfide and a buffering agent.

BRIEF DESCRIPTION OF THE DRAWINGS

The invention will become better understood when reference is made to the accompanying drawings, wherein:

FIG. 1 is a schematic illustration of a wet scrubber for removing mercury from a combustion gas according to one embodiment of the present invention; and

FIG. 2 is schematic illustration of a dry scrubber for removing mercury from a combustion gas according to one embodiment of the present invention.

DETAILED DESCRIPTION

According to a first aspect of the invention, a method of controlling air pollution comprises allowing a combustion gas to contact a mixture of an alkaline-earth metal sulfide and a buffering agent. Preferably, the buffering agent is selected from the group consisting of phosphoric acid, salts of phosphoric acid, alkaline-earth metal-based pH buffers, and mixtures thereof. The alkaline-earth metal sulfide and a buffering agent (sometimes referred to collectively as a remediation agent) can be introduced as an aerosol into a combustion gas to react with and facilitate the removal of mercury and/or other heavy metals.

Nonlimiting examples of alkaline-earth metal sulfides include calcium sulfide, magnesium sulfides, adducts of calcium sulfide, adducts of magnesium sulfide, mixed calcium-magnesium sulfides, and mixtures thereof.

Nonlimiting examples of alkaline-earth metal-based pH buffers include calcium carbonate, calcium hydroxide, calcium phosphate, magnesium carbonate, magnesium hydroxide, magnesium phosphate, mixed calcium-magnesium carbonates, mixed calcium-magnesium hydroxides, mixed calcium-magnesium phosphates, triple superphosphate, apa-

tite, and mixtures thereof. Triple superphosphate (also known as trisuperphosphate, TSP, and superphosphate) is predominately monocalcium phosphate hydrate $(CaH_2PO_4)_2.H_2O$) (CAS No. 65996-95-4)).

In a preferred embodiment, the buffering agent includes at least one redox buffer capable of stabilizing a mercury sulfide precipitate against subsequent redox reactions and/or dissolution in water (resolubilization). Nonlimiting examples of such redox buffers include phosphoric acid, salts of phosphoric acid, and mixtures thereof. More preferably, the buffering agent comprises at least one alkaline-earth metal-based compound and at least one redox buffer.

Alkaline-earth carbonates, hydroxides, phosphates, and like materials act as pH buffers within the acid gas stream, giving stability to the reagent mixture.

Phosphoric acid and/or its salts (e.g., phosphates) is employed as a redox buffer to ensure the stability of the final precipitated mercury sulfides. Additionally the phosphate may act as a moderate acid to oxidize any elemental mercury present in the combustion gas, such that it can be more easily precipitated by the alkaline-earth metal sulfide(s). Phosphates also have the benefit of being corrosion inhibitors. In contrast, calcium chloride agents currently employed as coal feedstock additives to facilitate elemental mercury oxidation can give rise to increased risk of plant corrosion.

Phosphates may function both as pH buffers and redox buffers.

A number of generic and more specific examples of the mixtures of reagents used in the practice of the invention are provided. In a generic embodiment, the mixture of reagents comprises an alkaline-earth metal sulfide and a buffering agent. In a slightly less generic embodiment, the mixture of reagents comprises an alkaline-earth metal sulfide, an alkaline-earth metal pH buffer, and a redox buffer. In a less generic embodiment, the mixture of reagents comprises an alkaline-earth metal sulfide, an alkaline-earth metal carbonate, and a phosphate. In a more specific embodiment, the buffering agent comprises triple superphosphate and at least one alkaline-earth metal carbonate or hydroxide (e.g., calcium carbonate, calcium hydroxide, and so forth). In another embodiment, the mixture of reagents comprises a mixture of calcium sulfide, triple superphosphate, and calcium carbonate. Even more specifically, in one embodiment of the invention, the mixture of reagents comprises calcium sulfide, triple superphosphate, and calcium carbonate, present in relative amounts of 3:1:2 by weight (w/w), respectively. Such a mixture is available from Solucorp Industries, Ltd. (West Nyack, N.Y.), as MBS 2.1™.

The mixture of reagents can be provided as an aqueous dispersion or slurry of finely divided particles in water, and can be administered (introduced to a combustion gas) as an aerosol or spray, or in some other convenient manner. Advantageously, the dispersion or slurry can, and preferably does, include a small amount (parts-per-thousand) of a dispersant, preferably a hyperdispersant, more preferably a polymeric hyperdispersant, such as the "Solsperse" adducts from Noveon Specialty Additives, Noveon Division, Lubrizol Ltd., Blackley, Manchester M9 8ZS, United Kingdom. A specific example is "SolPlus D540." A solids dispersion can be prepared by bead milling.

The dispersion or slurry of reagents is provided at a concentration suitable for use in a particular air pollution control apparatus, or type of apparatus, such as a wet or dry scrubber. For example, where a wet FGD-type scrubber is to be utilized, the mixture of an alkaline-earth metal sulfide and a buffering agent can comprise a 20-50% w/w solids dispersion, and the dispersion can be injected from nozzles into a combustion gas stream. In a dry scrubber, lower concentration dispersions or slurries may be appropriate, for example, a 20% w/w slurry of alkaline-earth metal sulfide and buffering agent, applied via a rotary atomizer. For a dry scrubbing system, typical particle size (solids) is roughly <325 mesh (e.g., about 45 microns). For wet scrubbing systems, larger particles (<200 mesh, e.g., about 75 microns) are acceptable.

FIG. 1 illustrates one embodiment of a wet scrubber **10** suitable for use in a FGD process and in the practice of the present invention. A mixture of reagents comprising an alkaline-earth metal sulfide and a buffering agent resides in the additive feed tank **12**, with or without additional ground lime and/or limestone. It is introduced into the sump **14** of the wet scrubber via valve C. The spray in the tower **16** is controlled via valve A, and is regulated to meet the up-flowing combustion gases, downstream of a particulate removal device, such as a fabric filter or electrostatic precipitator (ESP). The pH of the reaction tank **18** is maintained at approximately pH 6 to 8. The reaction is monitored for sulfide content, and when this falls below effective levels the reaction tank is drained to the effluent transfer tank **20** via valve B, and the slurry is dewatered (thickened). Drained water is recycled in the process. The concentrated slurry is transferred to a press-filter or rotary drum filter (not shown) via valve H, and the dried solid is packaged for sale or disposal. The reaction tank is recharged and the process recommences. A single scrubber can be operated in isolation or, more preferably, banks of three to six wet scrubbers are operated in parallel. They may be used in conjunction with existing gypsum production units or operated as a pre-treatment, upstream of a gypsum production unit or units.

Scrubbers for air pollution control are well known. A nonlimiting example of one such scrubber is the wet flue gas desulfurization (FGD) scrubber sold by Babcock and Wilcox (a subsidiary of McDermott International). The scrubber has a spray level for introducing reagents, and includes at least one nozzle, i.e., a slurry spray nozzle.

FIG. 2 illustrates one embodiment of a dry scrubber **50** suitable for use in the practice of the invention. A mixture of reagents is introduced into the dry scrubber as a 20% w/w slurry via a rotary atomizer **52**. The configuration for the scrubber **54** should be such as to maximize the wet contact time of the reagent aerosol with the combustion gases, yet permit the dried aerosol to pass into the bag house **56** in a dry form so as not to blind the bag house filtration system. The dried reaction product may be recovered for recycling or sale.

In both the wet scrubbing and dry scrubbing systems, mercury present in the combustion gas is converted to a solid mercury sulfide precipitate and thereby separated from the exhaust gas. While not bound by theory, it is believed that the present invention should facilitate greater than 95% recovery of mercury as the combustion gas transits the scrubber. Advantageously, the mercury-containing process residues are solid, substantially insoluble and, it is believed, stabilized against resolubilization, as the buffering agents act to retard redox reactions that could lead to oxidation and resolubilization.

It will be appreciated that, in addition to mercury, other heavy metals present in a combustion gas should be recoverable through the practice of the present invention. Most heavy metals form metal sulfide precipitates. These should be stabilized against subsequent oxidation and resolubilization as a consequence of exposure to phosphates or similar buffering agents present in the remediation agent, allowing lead and other heavy metals to be recovered in a water-stable form.

It will also be appreciated that the removal of mercury and other metals from a combustion gas according to the inven-

tion is compatible with existing air pollution control equipment and methods for removing SO_x and NO_x gases from combustion gas.

In addition to the air pollution control processes described above, the invention also provides a remediation agent for use with wet and dry scrubbers. According to this aspect of the invention, a composition for removing mercury or other heavy metal(s) from a combustion gas comprises an aerosolized, aqueous dispersion or slurry of an alkaline-earth metal sulfide and a buffering agent, where each of those terms is described above. In one embodiment, the aerosolized dispersion or slurry comprises a 20-50% w/w solids dispersion of alkaline-earth metal sulfide and a buffering agent. Aerosols are formed in a conventional manner using, e.g., a spray nozzle, rotary atomizer, or other suitable apparatus.

The air pollution control methods and compositions described herein have the advantages of not being temperature-critical and readily facilitating reaction with mercury and, indeed, other heavy metals in both their ionic and elemental forms, at room temperature. In contrast, basic agents that act by virtue of their alkalinity alone cannot react with and remove elemental mercury from vapor. Processes employing sodium sulfide are temperature-critical; their effectiveness requires the application of high temperatures.

The use of an alkaline-earth metal sulfide is significant. Essentially insoluble and solid in form, alkaline-earth metal sulfides are much less malodorous than alkali sulfides, thereby rendering them easier to handle, and they are less susceptible to the degradative oxidation that is experienced by alkali sulfides such as sodium polysulfide and sodium tetrasulfide.

The presence of alkaline-earth metal carbonates, hydroxides, and/or similar compounds within the remediation agent buffers the alkaline-earth metal sulfide from adverse oxidative interactions with acid compounds within the flue gas. Thus any unreacted alkaline-earth metal sulfide, which is not diluted by degradative oxidation residues, can be recycled, and the evolution of hydrogen sulfide gas is minimized.

Additionally the process residues are solid, insoluble and stabilized. (Cf. Molecular Bonding Systems SITE Report EPA/540/R-97/507, incorporated by reference herein.) They are maintained in this form with the assistance of a redox buffer, e.g. trisuperphosphate or calcium phosphate. Thus, an additional advantage and aspect of the present invention is

that the by-products recovered from the scrubber and precipitators are in a stable and non-leachable form, such that they may be disposed of as non-hazardous waste or, alternatively, supplied as a non-hazardous raw material for the manufacture of construction products, such as gypsum board, cement, and cement blocks. Hence, the invention also provides a solid residue produced as a byproduct of the air pollution control methods described herein, including the specific permutations recited above.

In one embodiment, the residue is provided as a solid, substantially water insoluble, mercury-containing material, comprising an inorganic matrix containing mercury in a substantially nonleachable form, produced as a byproduct of an air pollution control process in which a mercury-containing combustion gas is allowed to contact a mixture of an alkaline-earth metal sulfide and a buffering agent. In contrast, the process residues from sodium polysulfide and sodium tetrasulfide scrubbing are not stabilized and are substantively soluble, in that they contain quantities of sulfates, sulfites and thiosulfates, thereby presenting a waste disposal problem.

The invention has been described in terms of various exemplary and preferred embodiments, but is not limited thereto. Various modifications can be made without departing from the invention, the scope of which is limited only by the appended claims and their equivalents. Throughout the claims, use of "an" and other singular articles is not intended to proscribe the use of plural components. Thus, more than one alkaline-earth metal sulfide, more than one alkaline-earth metal-based pH buffer, and so forth, may be utilized.

What is claimed:

1. A composition for removing a heavy metal from a combustion gas, comprising:

an aerosolized, aqueous dispersion or an aerosolized, slurry of an alkaline-earth metal sulfide and a buffering agent.

2. A composition as recited in claim 1, wherein the aerosolized dispersion or aerosolized slurry comprises a 20-50% w/w solids dispersion of alkaline-earth metal sulfide and a buffering agent.

3. A composition as recited in claim 1, wherein the aerosolized dispersion or aerosolized slurry is formed using a spray nozzle or rotary atomizer.

* * * * *


FLOW DIAGRAM
GAS OUT
ADDITIVE FROM STORAGE TANK
ADDITIVE SLURRY RECYCLE
ADDITIVE FEED TANK
SPRAY TOWERS
16
ORIFICE
12
10
GAS IN
14
MAKE-UP WATER
REACTION TANK
EFFLUENT TRANSFER TANK
RECIRC. TANK
18
20
TO DISPOSAL

Fig. 1



Combustion gases

Post electrostatic ppte

Reagent Slurry via Rotary Atomizer

52

50

Bag House   56

Gas Out

54

Dry Scrubber

Dry Reagent Discharge to Recycle or for Sale/Disposal

Fig. 2

The United States of America



The Director of the United States Patent and Trademark Office

Has received an application for a patent for a new and useful invention. The title and description of the invention are enclosed. The requirements of law have been complied with, and it has been determined that a patent on the invention shall be granted under the law.

Therefore, this

United States Patent

Grants to the person(s) having title to this patent the right to exclude others from making, using, offering for sale, or selling the invention throughout the United States of America or importing the invention into the United States of America for the term set forth below, subject to the payment of maintenance fees as provided by law.

If this application was filed prior to June 8, 1995, the term of this patent is the longer of seventeen years from the date of grant of this patent or twenty years from the earliest effective U.S. filing date of the application, subject to any statutory extension.

If this application was filed on or after June 8, 1995, the term of this patent is twenty years from the U.S. filing date, subject to any statutory extension. If the application contains a specific reference to an earlier filed application or applications under 35 U.S.C. 120, 121 or 365(c), the term of the patent is twenty years from the date on which the earliest application was filed, subject to any statutory extensions.

Jon W. Dudas

Director of the United States Patent and Trademark Office



UNITED STATES PATENT AND TRADEMARK OFFICE

UNDER SECRETARY OF COMMERCE FOR INTELLECTUAL PROPERTY AND
DIRECTOR OF THE UNITED STATES PATENT AND TRADEMARK OFFICE

NOVEMBER 09, 2005

CHRISTIE, PARKER & HALE, LLP
P.O. BOX 7068
PASADENA, CA 91109-7068
ATTENTION: JOHN D. CARPENTER

PTAS

RECEIVED

NOV 1 5 2005

Christie, Parker & Hale, LLP



103038741A

UNITED STATES PATENT AND TRADEMARK OFFICE
NOTICE OF RECORDATION OF ASSIGNMENT DOCUMENT

THE ENCLOSED DOCUMENT HAS BEEN RECORDED BY THE ASSIGNMENT DIVISION OF
THE U.S. PATENT AND TRADEMARK OFFICE. A COMPLETE MICROFILM COPY IS
AVAILABLE AT THE ASSIGNMENT SEARCH ROOM ON THE REEL AND FRAME NUMBER
REFERENCED BELOW.

PLEASE REVIEW ALL INFORMATION CONTAINED ON THIS NOTICE. THE
INFORMATION CONTAINED ON THIS RECORDATION NOTICE REFLECTS THE DATA
PRESENT IN THE PATENT AND TRADEMARK ASSIGNMENT SYSTEM. IF YOU SHOULD
FIND ANY ERRORS OR HAVE QUESTIONS CONCERNING THIS NOTICE, YOU MAY
CONTACT THE EMPLOYEE WHOSE NAME APPEARS ON THIS NOTICE AT 571-272-3350.
PLEASE SEND REQUEST FOR CORRECTION TO: U.S. PATENT AND TRADEMARK OFFICE,
MAIL STOP: ASSIGNMENT SERVICES DIVISION, P.O. BOX 1450, ALEXANDRIA, VA 22313.

RECORDATION DATE: 06/30/2005   REEL/FRAME: 016753/0745
                                      NUMBER OF PAGES: 3

BRIEF: ASSIGNMENT OF ASSIGNOR'S INTEREST (SEE DOCUMENT FOR DETAILS).

ASSIGNOR:
    HURLEY, PETER J.   DOC DATE: 05/17/2005

ASSIGNEE:
    SOLUCORP INDUSTRIES, LTD.   CASE # 54974 ACTION /
    250 WEST NYACK ROAD
    WEST NYACK, NEW YORK 10994   REMINDER_____ DUE DATE_____

                                     DEADLINE_____
SERIAL NUMBER: 11118107   FILING DATE: 04/29/2005
PATENT NUMBER: ISSUE DATE:
TITLE: AIR POLLUTION CONTROL

ANTIONE ROYALL, EXAMINER
ASSIGNMENT DIVISION
OFFICE OF PUBLIC RECORDS

ASSIGNMENT OF PATENT APPLICATION

Assignor(s)	:	Peter J. Hurley
Assignee	:	Solucorp Industries, Ltd.

Application No.	:	11/118,107
Filed	:	April 29, 2005
Title	:	AIR POLLUTION CONTROL

Executed	:	May 17, 2005
Recorded	:	June 30, 2005
Reel	:	016753
Frame(s)	:	0745

Contents are	:	Recordation Cover Sheet
		Assignment
		Notice of Recordation by the Patent Office

Case No. S1042:54974

CHRISTIE, PARKER & HALE, LLP
Attorneys
Post Office Box 7068
Pasadena, California 91109-7068
RJF PAS654993.1-*-11/29/05 4:01 PM

FORM PTO-1595 RECORD



07-12-2005

103038741

Docket No. 54974/JDC/S1042



Mail Stop Assignment - Recordation Services
Director of the United States Patent and Trademark Office
P.O. Box 1450
Alexandria, Virginia 22313-1450

Post Office Box 7068
Pasadena, CA 91109-7068

Commissioner of Patents and Trademarks: Please record the attached original documents or copy thereof:

1. Name of conveying party(ies): **Peter J. Hurley** Additional name(s) of conveying party(ies) attached: NO	**2.** Name and address of receiving party(ies): Name: **SOLUCORP INDUSTRIES, LTD.** Street Address: 250 West Nyack Road West Nyack, New York 10994 Additional name(s) & address(es) attached? NO
3. Name of conveyance: ☒ Assignment ☐ Merger ☐ Security Agreement ☐ Change of Name ☐ Other: Execution Date: May 17, 2005	
4. Application number(s) or patent number(s): If this document is being filed together with a new application, the execution date of the application is: **A.** Patent Application No.(s) 11/118,107 **B.** Patent No.(s) Additional numbers attached? NO	
5. Please return the recorded document and address all correspondence to: **CHRISTIE, PARKER & HALE, LLP** P.O. Box 7068 Pasadena, CA 91109-7068 Attention: John D. Carpenter	**6.** Total number of applications and patents involved: 1
	7. ☒ Total fee enclosed (37 CFR 3.41): $ 40.00
10. ☐ Explanatory letter is enclosed.	**8.** ☒ Any deficiency or overpayment of fees should be charged or credited to Deposit Account No. 03-1728, except for payment of issue fees required under 37 CFR § 1.18. Please show our docket number with any credit or charge to our Deposit Account.

9. Statement and signature.
To the best of my knowledge and belief, the foregoing information is true and correct and any attached copy is a true copy of the original document.

Date: June 30, 2005

By



Name: John D. Carpenter
626/795-9900

I hereby certify that this correspondence is being deposited with the U.S. Postal Service as first class mail in an envelope addressed to: Commissioner for Patents, P.O. Box 1450, Alexandria, VA 22313-1450 on:
6/30/05
(Date of Deposit)

Total number of pages including cover sheet, attachments, and document: 3

JDC/srh

07/12/2005 GTON11 00000069 11118107
01 FC:8021 40.00 OP

FORM PTO-1595

Docket No. 54974/JDC/S1042

RECORDATION FORM COVER SHEET
PATENTS ONLY

Mail Stop Assignment - Recordation Services
Director of the United States Patent and Trademark Office
P.O. Box 1450
Alexandria, Virginia 22313-1450

Post Office Box 7068
Pasadena, CA 91109-7068

Commissioner of Patents and Trademarks: Please record the attached original documents or copy thereof:

1. Name of conveying party(ies):
Peter J. Hurley

Additional name(s) of conveying party(ies) attached: NO

2. Name and address of receiving party(ies):
Name: **SOLUCORP INDUSTRIES, LTD.**

Street Address:
250 West Nyack Road
West Nyack, New York 10994

Additional name(s) & address(es) attached? NO

3. Name of conveyance:

- [X] Assignment
- [ ] Security Agreement
- [ ] Other:
- [ ] Merger
- [ ] Change of Name

Execution Date: May 17, 2005

4. Application number(s) or patent number(s):

If this document is being filed together with a new application, the execution date of the application is:

A. Patent Application No.(s)
11/118,107

B. Patent No.(s)

Additional numbers attached? NO

5. Please return the recorded document and address all correspondence to:

CHRISTIE, PARKER & HALE, LLP
P.O. Box 7068
Pasadena, CA 91109-7068
Attention: John D. Carpenter

6. Total number of applications and patents involved: 1

7. [X] Total fee enclosed (37 CFR 3.41): $ 40.00

8. [X] Any deficiency or overpayment of fees should be charged or credited to Deposit Account No. 03-1728, except for payment of issue fees required under 37 CFR § 1.18. Please show our docket number with any credit or charge to our Deposit Account.

10. [ ] Explanatory letter is enclosed.

9. Statement and signature.
To the best of my knowledge and belief, the foregoing information is true and correct and any attached copy is a true copy of the original document.

Date: June 30, 2005

By [signature]
Name: John D. Carpenter
626/795-9900



I hereby certify that this correspondence is being deposited with the U.S. Postal Service as first class mail in an envelope addressed to: Commissioner for Patents, P.O. Box 1450, Alexandria, VA 22313-1450 on:
6/30/05 [signature]
(Date of Deposit)

Total number of pages including cover sheet, attachments, and document: 3

JDC/srh

Docket No. 52510 and 54304/JDC/S1042 Sole

ASSIGNMENT OF PATENT APPLICATIONS

WHEREAS, I, PETER J. HURLEY, residing at 11 Maple Grove, Fixby, Hudder's Field, West Yorkshire HD2 2FG, United Kingdom, have invented certain new and useful improvements disclosed in a first U.S. Provisional Application entitled **AIR POLLUTION CONTROL**, Application No. 60/566,272, filed April 29, 2004, a second U.S. Provisional Application known by that same title, Application No. 60/646,263, filed January 24, 2005, and a U.S. non-provisional Application No. 11/118,107, filed April 29,2005 (based on and claiming priority of said first and second provisional application);

AND WHEREAS SOLUCORP INDUSTRIES, LTD., a Canadian limited liability company, having a place of business at 250 West Nyack Road, West Nyack New York 10994 (hereafter, together with any successors, legal representatives or assigns thereof, called "ASSIGNEE") wants to acquire the entire rights, title and interest in and to said improvements and said Provisional Applications;

NOW, THEREFORE, in consideration of the sum of One Dollar ($1.00) to me in hand paid, and other good and valuable consideration, the receipt of which is hereby acknowledged, I have sold, assigned, transferred and set over, and do hereby sell, assign, transfer and set over to ASSIGNEE the entire right, title and interest in and to: said improvements and said applications; all related applications addressing the said improvements, and all divisions and continuations thereof, and all United States Letters Patents which may be granted thereon, and all reissues, reexaminations and extensions thereof; all priority rights under all available International Agreements, Treaties and Conventions for the protection of intellectual property in its various forms in every participating country; all applications for patents (including related rights such as utility-model registrations, inventor's certificates, and the like) heretofore or hereafter filed for said improvements in any foreign countries, and all patents (including all continuations, divisions, extensions, renewals, substitutes, and reissues thereof) granted for said improvements in any foreign countries. I hereby authorize and request the United States Commissioner of Patents and Trademarks, and any officials of foreign countries whose duty it is to issue patents on applications as aforesaid, to issue all patents for said improvements to ASSIGNEE in accordance with the terms of this Assignment;

AND I HEREBY covenant that I have full right to convey the entire interest herein assigned, and that I have not executed, and will not execute, any agreement in conflict herewith;

AND I HEREBY further covenant and agree that I will communicate to ASSIGNEE any facts known to me respecting said improvements, and testify in any legal proceeding, sign all lawful papers, and generally do everything possible to aid ASSIGNEE to obtain and enforce proper patent protection for said improvements in all countries.

ASSIGNMENT OF PATENT APPLICATIONS
Docket No. 52510 and 54304/JDC/S1042

IN TESTIMONY WHEREOF, I hereunto set my hand this 17 day of MAY, 20 05.



By [signature]
Peter J. Hurley

WITNESS

L. Hurley

WITNESS

____

JDC/srh

SH PAS573463.1-*-03/10/05 11:09 AM